

Derek Tippins · 3rd

Nyoobe

We have the best marketing, advertising and referral program in the world.

Blackshear, Georgia · 500+ connections · **Contact info**

Featured

What is Nyoobe
Facebook

What is Nyoobe. 1.3K likes. Internet Company

Experience

Customer Service Representative
Nyoobe
Jun 2017 – Present · 3 yrs 1 mo

www.whatisnyoobe.com

Real Estate Specialist

Canyon Creek business brokers llc
Jan 2000 – Jun 2017 · 17 yrs 6 mos
Georgia and florida

I specialize in business acquisitions

Licenses & Certifications



Real Estate
Broker
Issued Jan 2000 · Expired Dec 2017

Skills & Endorsements

Real Estate · 33

Shawntelle Williams and 32 connections have given endorsements for this skill

Team Building · 32

Robert Vonderau and 31 connections have given endorsements for this skill

Public Speaking · 28

 Endorsed by ◆**Charlotte Chalkley** ◆**, who is highly skilled at this**

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